Exhibit 1.02

Conflict Minerals Report

as required by Items 1.01 and 1.02 of Form SD

This Conflict Minerals Report (this “Report”) for Polycom, Inc. (“Polycom” or “we”) covers the reporting period from January 1, 2013 to December 31, 2013, and is presented in accordance with Rule 13p-1 promulgated under the Securities Exchange Act of 1934, as amended (“Rule 13p-1”).

This Report and our Form SD can be found on our website at www.polycom.com under “Corporate Governance.”

Introduction

Rule 13p-1 was adopted by the Securities and Exchange Commission (“SEC”) to implement reporting and disclosure requirements related to “conflict minerals” as directed by the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010. Conflict minerals are defined by the SEC as columbite-tantalite (coltan), cassiterite, gold, wolframite, or their derivatives, which are limited to tantalum, tin, and tungsten. Rule 13p-1 and the related rules adopted by the SEC require companies subject to Rule 13p-1 to perform certain procedures to determine the source of conflict minerals that are deemed to be necessary to the functionality of the products such companies manufacture or contract to manufacture. Specifically, companies are required to determine whether the conflict minerals used in their products originated in the Democratic Republic of the Congo or an adjoining country (the “Covered Region”), and whether armed groups directly or indirectly benefit as a result, and to disclose information about the due diligence procedures the company performed.

We have adopted a Conflict Minerals Statement (the “Conflict Minerals Statement”) pursuant to which we (i) expect our vendors to source materials from socially-responsible suppliers, including valid conflict-free mines, (ii) will work closely with our vendors to determine the potential use of conflict minerals in our supply chain, and (iii) will request our vendors to conduct the necessary due diligence and provide us with proper verification of the source of the materials used in the products. A link to the Conflict Minerals Statement can be found at www.polycom.com under “Corporate Governance.”

Reasonable Country of Origin Inquiry

Polycom has determined that certain conflict minerals are necessary to the functionality or production of products that we manufactured or contracted to manufacture in 2013. Based on that determination, we conducted a reasonable country of origin inquiry (“RCOI”) for 2013 to determine whether any of those conflict minerals originated in the Covered Region, or are from recycled or scrap sources. Polycom is many steps removed from the mining of conflict minerals. We rely on our Tier 1 suppliers to provide information on the origin of the conflict minerals contained in components which are included in our products. Our RCOI was based on a survey of our direct suppliers of materials, parts, components or products containing necessary conflict minerals.

Design of Our Due Diligence Measures

For the calendar year 2013, we adopted a policy and methodology that followed Annex I of the Organisation for Economic Co-Operation and Development (“OECD”) Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (the “OECD Framework”). Below is a summary of the due diligence measures we undertook as they relate to the five steps of the OECD Framework:

Step 1 – Establish strong company management systems. We have adopted and communicated the Conflict Minerals Statement to vendors and the public. We structured a team of individuals from various areas within the organization to support the process of supply chain due diligence, including implementing a system of controls to aid in the transparency over the mineral supply chain. This also includes, but is not limited to, the chain of custody and/or traceability of identifying upstream actors in the supply chain. Also included in the Conflict Minerals Statement is a grievance mechanism that will help monitor vendor compliance.

Step 2 – Identify and assess risk in the supply chain. We held meetings with management from various departments to discuss the applicable definitions of “manufacturer” and “contract to manufacture.” Through this process, we identified products that contain conflict minerals and mapped them to their respective vendors. We evaluated our hardware products that contain conflict minerals, which were determined to have been sourced from nine vendors (“In-Scope Vendors”). The In-Scope Vendors were surveyed through the RCOI survey process using the Conflict Minerals Reporting Template (known as EICC GeSI Template) published by the Conflict-Free Sourcing Initiative (“CFSI”). Responses received were reviewed for completeness and risk rated for additional due diligence.

Step 3 – Design and implementation of a strategy to respond to identified risks. From the risks identified above, management designed and implemented a strategy to respond to such risks. This strategy included the development of standard operating procedures that we will utilize to identify and act on supply chain risks. These procedures could include, but are not limited to, performing testing and remediation procedures, conducting post-implementation reviews, and identifying and prioritizing opportunities for future improvement.

RCOI surveys from In-Scope Vendors were collected and reviewed for completeness, as well as risk rated and assigned a rating of High Risk or Low Risk. High Risk In-Scope Vendors were provided with the Conflict Minerals Statement, as well as a link to the OECD Framework.

Step 4 – Support independent third-party audit of supply chain due diligence at identified points in the supply chain. Polycom leveraged the publicly-available information related to due diligence conducted on smelters and refiners by the CFSI’s Conflict-Free Smelter Program (“CFSP”). The CFSP uses independent private sector auditors to audit the source, including mines of origin and chain of custody of the conflict minerals used by smelters and refiners that agree to participate in the CFSP.

Step 5 – Report on supply chain due diligence. We have compiled our results and filed this Report in accordance with Rule 13p-1. Further information is also available by reviewing the Conflict Minerals Statement.

Products

During this reporting period, we identified the categories of products on Attachment A that we manufactured or contracted to manufacture during 2013 containing necessary conflict minerals.

Results of Due Diligence for the 2013 Calendar Year

The due diligence process, as described above, allowed Polycom to identify in-scope products and the corresponding vendors. We received survey responses from all nine In-Scope Vendors, or 100% of the population of products surveyed. The responses indicated that approximately 78% of the In-Scope Vendors may supply products that contain one or more of the named conflict minerals.

Our efforts to determine the mine or location of origin of the necessary conflict minerals in our products with the greatest possible specificity consisted of a review of the responses collected from our In-Scope Vendor surveys. Below is a summary of the country of origin information collected as a result of our RCOI efforts.

Conflict Mineral	Countries of origin and other sources may include the following
Tin	Belgium, Bolivia, Brazil, Canada, China, Germany, Hong Kong, Indonesia, Japan, Republic of Korea, Malaysia, Peru, Poland, Russian Federation, Taiwan, Thailand, and United States
Tantalum	Austria, China, Germany, Japan, Kazakhstan, Republic of Korea, Russian Federation, South Africa, Switzerland, and United States
Tungsten	Austria, China, Germany, Japan, Republic of Korea, Russian Federation, United States, and Vietnam
Gold

Australia, Belgium, Brazil, Canada, Chile, China, Germany, Hong Kong, Indonesia, Italy, Japan, Kazakhstan, Republic of Korea, Kyrgyzstan, Malaysia, Mexico, Netherlands, Philippines, Russian Federation, Saudi Arabia, South Africa, Spain, Sweden, Switzerland, Taiwan, Turkey, United States, and Uzbekistan

Future Measures

The due diligence process discussed above is an ongoing process. As we continue to conduct due diligence on our products, we will continue to refine procedures to meet the goals and adhere to values set forth in the policy outlined above. We will also continue to provide training to our appropriate internal teams on conflict minerals and the process utilized.

Independent Private Sector Audit of this Report

This Conflict Minerals Report was not subject to an independent private sector audit, as such an audit was not required by paragraph (c)(1)(iv) of the instructions to Item 1.01 of Form SD.

Attachment A

List of Product Categories

The following product groups include items that were subject to the RCOI and due diligence processes discussed in the Report:

UC Group Systems. Includes immersive telepresence, group video and group voice systems, including, but not limited to the following hardware products:

Polycom® RPX™

Polycom® OTX®

Polycom® ATX™

Polycom ® Halo™

Polycom® RealPresence® Group (300, 500, 700) Series

Polycom® HDX® 6000, 7000, 8000 and 9000 Series

Polycom® RealPresence® Practitioner Cart® 8000

Polycom® EagleEye™ Director Camera

Polycom® VisualBoard™ Technology

Polycom® Touch Control Device

Polycom® Quality Definition Experience™ (QDX®) 6000

Polycom® SoundStation® and VoiceStation® Conference Phones

Solutions Purpose-Built for Microsoft Lync—Polycom® CX3000, Polycom® CX5100, Polycom® CX8000 Series

UC Platform. Includes universal collaboration servers, virtualization management (distributed media optimization), resource management, recording and streaming, open API’s and remote access technologies that constitute the Polycom® RealPresence® Platform, including, but not limited to the following hardware products:

Polycom® RealPresence® Collaboration Servers RMX Series

Polycom® RealPresence® Capture Server

Polycom® RealPresence® Capture Station Pro

Polycom® RealPresence® Capture Station Portable Pro

Polycom® RSS™ 4000 Recording and Streaming Server

UC Personal Devices. Includes desktop video devices and desktop voice products, including, but not limited to, the following hardware products:

Polycom® VVX® Business Media Phones

Polycom® SoundPoint® IP Desktop Phones

Polycom® HDX® 4000 and 4500 Series

Solutions Purpose-Built for Microsoft Lync - CX Series

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